Exhibit 12.1

Dana Holding Corporation

Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Fixed Charges and Preferred Dividends

	Prior Dana(1)				Dana(1)
				One Month	Eleven Months	Twelve Months
				Ended	Ended	Ended	Nine Months Ended
				January 31,	December 31,	December 31,	September 30,
	2005	2006	2007	2008	2008	2009	2009	2010
Income (loss) before income taxes and before equity in earnings of affiliates	$(286)	$(571)	$(387)	$914	$(549)	$(454)	$(238)	$30
Remitted equity in affiliates	3	3	2	—	12	2	2	—

Income available for fixed charges	(283)	(568)	(385)	914	(537)	(452)	(236)	30

Fixed charges:
Interest expense	168	115	105	8	140	133	102	66
Appropriate portion (1/3) of rentals	51	46	39	3	28	24	18	16

Total fixed charges	219	161	144	11	168	157	120	82

Preferred dividend requirement					29	32	24	24

Ratio of pre-tax income to net income					1.0	1.0	1.0	1.5

Preferred dividend factor					29	32	24	36

Fixed charges and preferred dividend					197	189	144	118

Earnings before income taxes, fixed charges and including remitted equity of affiliates	$(64)	$(407)	$(241)	$925	$(369)	$(295)	$(116)	$112

Ratio of earnings to fixed charges	<1.0	<1.0	<1.0	85.1	<1.0	<1.0	<1.0	1.4
Ratio of earnings to fixed charges and preferred dividends					<1.0	<1.0	<1.0	<1.0

(1)	As a result of our emergence from operating under Chapter 11 of the United States Bankruptcy Code on January 31, 2008, Dana became the successor registrant to Dana Corporation (Prior Dana) pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended. The eleven months ended December 31, 2008 and the one month ended January 31, 2008 are distinct reporting periods, and the information shown for Prior Dana is not comparable to the information shown for Dana.

(2)	Earnings were insufficient to cover fixed charges by $236 million in the nine months ended September 30, 2009, by $537 million in the eleven months ended December 31, 2008 and by $452, $385, $568 and $283 million in the years ended December 31, 2009, 2007, 2006 and 2005, respectively.

(3)	Dana’s Series A Preferred Stock and Series B Preferred Stock were issued in connection with Dana’s emergence from bankruptcy on January 31, 2008. Earnings were insufficient to cover fixed charges and preferred dividends by $6 and $260 million in the nine months ended September 30, 2010 and 2009, by $484 million in the year ended December 31, 2009, and by $566 million in the eleven months ended December 31, 2008.